Shengfeng Development Limited

January 26, 2022

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted December 17, 2021
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated January 4, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 5”) is being submitted confidentially to accompany this letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that your Class A Ordinary Shares may be prohibited to trade on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditors for three consecutive years beginning in 2021, and that as a result, an exchange may determine to delist your securities. Please revise your cover page to disclose this information and that, if enacted, the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. In addition, revise here, and elsewhere when discussing the Holding Foreign Companies Accountable Act or Accelerating Holding Foreign Companies Accountable Act, to disclose that all trading of your securities may be prohibited, including “over-the-counter” trading, in such circumstances.

Response: In response to the Staff’ s comment, the Company has revised its disclosure on the prospectus cover page and pages 2 and 37 of the Amended Draft Registration Statement No. 5.

2. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise the related disclosure in your Summary section accordingly.

Response: The Company respectfully advises the Staff that our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in the prospectus part of the Amended Draft Registration Statement No. 5, is headquartered in New York, New York, with no branches or offices outside the United States, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this response letter, Friedman LLP is not subject to the PCAOB determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China (“PRC”) or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. We have revised the prospectus cover page and pages 2 and 38 of the Amended Draft Registration Statement No. 5.

3. We note your response to prior comment 2 and reissue in part. You disclose that if you or “our PRC subsidiary is unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.” Revise to clarify your references to “your operations” when describing your intentions to distribute earnings or settle amounts owed under the VIE agreements to distinguish between the holding company and the VIE.

Response: In response to the Staff’ s comment, the Company has revised its disclosure on the prospectus cover page and pages 19 and 57 of the Amended Draft Registration Statement No. 5 to conform references from “our operations” to “the operations of the VIE and the VIE’s subsidiaries.”

Summary of Risk Factors, page 10

4. We note your revised disclosure in response to prior comment 5. Please provide cross-references here in this section to more detailed discussions of the regulatory, liquidity and enforcement risks related to your corporate structure and being based in China.

Response: In response to the Staff’ s comment, the Company has revised its disclosure on pages 11, 12 and 13 of the Amended Draft Registration Statement No. 5.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies, page F-10

5. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Item 8.A.5 of Form 20-F and Rule 10- 01(b)(8) of Regulation S-X.

Response: In response to the Staff’ s comment, the Company has revised its disclosure on page F-10 of the Amended Draft Registration Statement No. 5, Note 2 to the Consolidated Financial Statements.

Note 19. Condensed financial information of the parent company, page F-37

6. We note your responses to prior comments 9, 10, and 11. However, we also note that the consolidated VIEs constitute a material part of your consolidated financial statements. Therefore, it appears necessary for you to revise your condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard, the schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’ s comment, the Company has revised its disclosure on pages 15 to 18, 65 to 68, and F-38 to F-40 of the Amended Draft Registration Statement No. 5.

General

7. We refer you to our prior comment. Please refrain from using terms such as “we” or “our” when describing activities of subsidiaries. In this regard, please revise your disclosure throughout the prospectus to refer to the VIE as “the VIE” rather than “our VIE.”

Response: In response to the Staff’ s comment, the Company has revised its disclosure throughout the prospectus of the Amended Draft Registration Statement No. 5 to refer to the VIE as “the VIE” rather than “our VIE.”

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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